UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date January 15, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

MAJOR TRANSACTION
PURCHASE OF SIXTEEN AIRBUS A330 SERIES AIRCRAFT
EXTENSION OF TIME FOR DESPATCH OF CIRCULAR

Reference is made to the Announcement regarding the purchase of sixteen Airbus A330 series aircraft (with engines) by the Company. The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38A in relation to the timing for the despatch of the Circular. The Circular is expected to be available for despatch as soon as practicable but not later than 29 March 2010.

Reference is made to the announcement of the Company dated 28 December 2009 (the “Announcement ”) regarding the purchase of sixteen Airbus A330 series aircraft (with engines) by the Company. Terms used herein shall have the same meanings as defined in the Announcement unless the context otherwise requires.

Pursuant to the Listing Rules, a circular (“Circular”) regarding the “major transaction” as mentioned in the Announcement is required to be despatched to the Company’s shareholders within 21 days after publication of the Announcement, that is, on or before 18 January 2010. However, due to the fact that the Company is currently heavily engaged in the matters relating to the absorption of 上海航空股份有限公司 (Shanghai Airlines Co., Ltd) (“Shanghai Airlines”) and the preparation of the 2009 annual results of the Company, also, in light of the recent holiday season, additional time is required to collate and finalise certain information, including the financial information of the Company and Shanghai Airlines associated with the preparation of the Circular, such as an updated indebtedness statement required for inclusion in the Circular. The Company has therefore applied to the Stock Exchange for a waiver from strict compliance with the requirements under Rule 14.38A of the Listing Rules in relation to the timing for the despatch of the Circular. The directors of the Company expect that the Circular will be available for despatch as soon as practicable but not later than 29 March 2010.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)

Shanghai, the PRC
15 January 2010